VECTr SYSTEMS INC.
252 N. Washington Street
Falls Church, VA 22046

                                                April 25, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ms. Amanda McManus

Re:	VECTr Systems Inc. - Request for Withdrawal of Registration Statement No. 333-147166 on Form SB-2 (“Registration Statement”)

Dear Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, VECTr Systems Inc., a Nevada corporation (the "Company"), hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement. The Company finds itself capital constrained to the extent that we cannot go forward with our business plan unless we shortly secure financing from a third party. As a result of the above, the Company does not believe it is possible to complete the offering for which the Registration Statement was filed without raising additional funds and further developing our business.

The board of directors of the Company believes that it is in the best interest of the Company and consistent with the public interest to withdraw the Registration Statement in reliance on Rule 155(c), and respectfully requests that the Commission consent to such withdrawal. I hereby confirm that no securities were issued pursuant to the Registration Statement. In addition, the Company may undertake a subsequent private offering in reliance on Rule 155(c).

Should you have any questions or comments on this matter, please contact our counsel, Steven A. Sanders of Sanders Ortoli Vaughn-Flam Rosenstadt LLP.  Mr. Sanders may be reached at (212) 588-0022.

Thank you for your consideration in this matter.

Best regards,

/s/ Robert Knight
President and Director